

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 19, 2014

Morrison C. Warren, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

> Re: Incapital Unit Trust, Series 60 ("Incapital")
>   File Nos. 333-198270; 811-22581

Dear Mr. Warren:

On August 20, 2014, Incapital filed a registration statement on Form S-6 under the Securities Act of 1933 (the "Securities Act") for the registration of units representing the ownership of interests in Incapital. Incapital proposes to offer one underlying unit investment trust, the Prospect Energy and Power Income Portfolio, Series 1 (the "Trust"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Principal Investment Strategy (p. 2)

1. The Trust's investment objective is to "*provide current income.*" Explain in the principal investment strategy section how the Trust's investments will help it achieve its investment objective and generate current income.

2. The first sentence of the first paragraph states that the Trust will invest in "*securities of issuers in the energy power sectors.*" If appropriate, insert "and" between "energy" and "power" in this sentence.

3. The first paragraph refers twice to an 80% test; the first sentence bases the test on "*the value of its net assets (plus borrowings, if any),*" while the second sentence refers to "*80% of its assets.*" Clarify that the latter 80% test is also based on net assets plus borrowings, if any. *See* Rule 35d-1 of the Investment Company Act of 1940.

4. The first paragraph states that the Trust will invest in MLPs. Provide a brief description of MLPs, and disclose any limitations on the amount that the Trust may invest in MLPs.

5. The first paragraph states that the Trust will also invest in Energy REITs. Provide a brief description of Energy REITs.

6. The first paragraph states that the Trust will invest in "*other fund structures*." Explain what types of investments are intended by the phrase "other fund structures."

7. The penultimate sentence of the first paragraph states that "*the Trust may invest up to 20% of its assets in managers of Energy and Power Issuers*." Clarify what is meant by "managers" of such issuers.

Prospect Capital Management LLC (p. 2)

8. This section states that Prospect currently manages Prospect Capital Corporation, one of the two largest publicly-traded BDCs. We note, however, that the Trust will invest in MLPs, REITs and energy-related companies, while BDCs—and in particular, Prospect Capital Corporation—do not typically invest in MLPs, REITs or energy-related companies. Explain how Prospect's experience advising a BDC relates to its ability to advise a portfolio investing in MLPs, REITs and energy-related companies.

Principal Risks (p. 3)

9. Consider combining the risk factors entitled "*Security prices will fluctuate*" on p. 3 and "*Price volatility*" on p. 5.

10. Move the following excerpt from p. 4 to the strategy section, as it is not risk disclosure. "*MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock.*" Disclose the risk that investments in MLPs could cause the Trust to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended, and disclose the impact of such an event on the Trust and its investors.

11. In the risk factor entitled "*Potential conflicts of interest could impact investment returns*" on p. 5, the last sentence states that "*if Prospect or its affiliates manage any <u>additional</u> investment vehicles or client accounts <u>in the future</u>, Prospect will endeavor to allocate investment opportunities in a fair and equitable manner over time so as not to discriminate against any client.*"   This sentence appears to indicate that Prospect's undertaking to allocate investment opportunities in a fair and equitable manner is not applicable to allocations between the Trust and Prospect's <u>current</u> investment vehicles and clients.   If this is not the intention, please clarify.

12. In the risk factor entitled "*Potential conflicts of interest could impact investment returns*" on p. 5, describe the extent to which Prospect expects to choose investments

for the Trust that Prospect has also chosen, or is also considering, as suitable investments for its other clients.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui